TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

GRANTING OF STOCK OPTIONS

For Immediate Release: October 19, 2004, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces that it has granted incentive stock options to purchase up to 25,000 common shares at a price of $0.45 per share, exercisable for a period of five years from the date of granting.

The granting of the options is subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 4, 2003.

Dated at Richmond, British Columbia this 19th day of October, 2004.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), where the Company is drilling a high-grade placer deposit, and has recently discovered an intrusive with indicator minerals similar to that of Kinross’s Fort Knox Deposit, and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:     John Robertson
                    Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.